                                             RULE NO. 424(b)(3)
                                             REGISTRATION NO. 333-10469



++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE + +CHANGED. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES + +AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE +
+THE OFFER OR SALE IS NOT PERMITTED.                                           +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION. DATED OCTOBER 2, 1998.

         Prospectus Supplement to Prospectus dated September 16, 1998.

                                      LOGO

                                2,500,000 Shares

                             WELLS FARGO & COMPANY

                                  Common Stock

                                  -----------

  Wells Fargo & Company ("Wells Fargo") is offering 2,500,000 shares of its common stock ("Common Stock") with this Prospectus Supplement. Our Common Stock is listed for trading on the New York Stock Exchange (the "NYSE") and the Pacific Exchange under the symbol "WFC." On October 1, 1998, the last reported sale price of our Common Stock on the NYSE was $343.25 per share. Our executive offices are located at 420 Montgomery Street, San Francisco, California 94163, and our telephone number is (800) 411-4932.

  On June 7, 1998, we agreed to a merger of equals with Norwest Corporation ("Norwest"). If the merger is completed, holders of our Common Stock will be entitled to receive ten shares of Norwest common stock for each one of their shares of our Common Stock. See "Proposed Merger of Equals with Norwest" beginning on page S-3 for additional information relating to the proposed merger. Norwest common stock is listed for trading on the NYSE under the symbol "NOB." On October 1, 1998, the last reported sale price of Norwest common stock on the NYSE was $34.50 per share.

                                  -----------

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  THESE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                  -----------

                                                                 Per Share Total
                                                                 --------- -----
Initial public offering price...................................   $       $
Underwriting discount...........................................   $       $
Proceeds, before expenses, to Wells Fargo.......................   $       $

                                  -----------

  The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares through the facilities of The
Depository Trust Company against payment in New York, New York on      , 1998.

GOLDMAN, SACHS & CO.

           MORGAN STANLEY DEAN WITTER

                      SALOMON SMITH BARNEY

                                            DAIN RAUSCHER WESSELS

                                  A DIVISION OF DAIN RAUSCHER INCORPORATED

                                  -----------

                    Prospectus Supplement dated      , 1998.

                           FORWARD-LOOKING STATEMENTS

  This Prospectus Supplement and the attached Prospectus (including information included or incorporated by reference in this Prospectus Supplement and the attached Prospectus) contain certain forward-looking statements regarding the financial condition, results of operations, plans, objectives, future performance and business of each of Norwest and Wells Fargo, as well as certain information relating to the proposed merger of Wells Fargo and Norwest. These forward-looking statements include statements (1) relating to the cost savings and accretion to reported earnings estimated to result from the merger, (2) relating to revenues estimated to result from the merger, (3) relating to the merger and integration costs estimated to be incurred in connection with the merger or (4) preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates" or similar expressions. These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by these forward-looking statements due to various factors, including the following:

  . expected cost savings from the merger may not be fully realized or may not be realized within the expected time frame or unexpected costs may be incurred;

  .  revenues following the merger may be lower than expected;

  .  competitive pressures among financial services companies may increase;

  . costs or difficulties related to the integration of the businesses of Norwest and Wells Fargo or other acquired businesses may be greater than expected;

  .  changes in the interest rate environment may reduce interest margins;

  . general economic conditions, either internationally or nationally or in the states or countries in which Norwest or Wells Fargo is doing business, may change or be less favorable than expected;

  . legislative or regulatory changes may affect adversely one or more of the businesses in which Norwest or Wells Fargo is engaged;

  .  personal or commercial customers' bankruptcies may increase;

  . technological changes (including "Year 2000" data systems compliance issues) may prove to be more difficult or expensive than anticipated;

  . changes may occur in the securities markets; and . the merger may not be completed or may be completed later than expected.

  These forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made to reflect the occurrence of subsequent events.

                                USE OF PROCEEDS

  The net proceeds from the sale of our Common Stock will be used for general corporate purposes. Specific allocations of the proceeds to such purposes have not been determined. The net proceeds may be used to reduce outstanding commercial paper and other debt of Wells Fargo. Based upon the anticipated future funding requirements of Wells Fargo, Norwest and their subsidiaries, we expect that Wells Fargo, prior to completion of the proposed merger, and the combined company, after completion of the proposed merger, will, from time to time, engage in additional financings of a character and in amounts to be determined and that Wells Fargo's or the combined company's commercial paper borrowings and other debt may be increased above the level prevailing after the initial use of proceeds.

                     PROPOSED MERGER OF EQUALS WITH NORWEST
  The following summary of certain aspects of the proposed merger with Norwest is not complete and is qualified in its entirety by reference to the detailed discussion contained in the Joint Proxy Statement/Prospectus, dated September 11, 1998 (the "Merger Proxy Statement"), distributed by Wells Fargo and Norwest in connection with the proposed merger. The Merger Proxy Statement, which includes a complete copy of the Merger Agreement (as defined below) and certain related documents, is incorporated by reference in the accompanying Prospectus and in this Prospectus Supplement. Investors are urged to read the Merger Proxy Statement in its entirety.

                                    GENERAL

  We have entered into an Agreement and Plan of Merger, dated as of June 7, 1998, and amended and restated as of September 10, 1998 (the "Merger Agreement"), with Norwest and WFC Holdings Corporation, a Delaware corporation and a wholly owned subsidiary of Norwest ("WFC Holdings"). The Merger Agreement provides for the combination of Wells Fargo and Norwest through the merger of Wells Fargo with and into WFC Holdings. The name of the combined company will be "Wells Fargo & Company" and its corporate headquarters will be in San Francisco. Minneapolis will be the headquarters for the combined Midwest banking business.

  Subject to the terms and conditions of the Merger Agreement, each share of our Common Stock outstanding immediately prior to the merger will be converted into ten shares of Norwest common stock, with cash being paid in lieu of any fractional shares of Norwest common stock. In addition, each share of Wells Fargo preferred stock outstanding immediately prior to the merger will be converted automatically into a corresponding share of Norwest preferred stock having substantially the same terms as such share of Wells Fargo preferred stock.

  Upon consummation of the merger, Paul Hazen, the current Chairman of the Board of Directors and Chief Executive Officer of Wells Fargo, will become the Chairman of the Board of Directors of the combined company and Richard M. Kovacevich, the current Chairman of the Board of Directors and Chief Executive Officer of Norwest, will become the President and Chief Executive Officer of the combined company. The Board of Directors of the combined company will consist of no more than 28 directors, comprising an equal number of representatives from each of Norwest and Wells Fargo.

  The principal reason for this offering of our Common Stock is to facilitate the treatment of the merger as a "pooling of interests" for accounting purposes, which is a condition to the completion of the merger. Subject to satisfaction of the conditions to the completion of the merger described below, the merger is currently expected to close in the fourth quarter of 1998.

  On October 20, 1998, each of Wells Fargo and Norwest will hold a special meeting of its stockholders to vote on matters relating to the proposed merger.

  For additional information on the proposed merger and related matters, including certain historical and pro forma financial data and detailed descriptions of the terms and conditions of the Merger Agreement, see the Merger Proxy Statement.

                             REASONS FOR THE MERGER

  Wells Fargo and Norwest are proposing to merge because both believe that combining the two companies will create a stronger and more diversified company that will provide significant benefits to Wells Fargo and Norwest stockholders and customers alike. For instance, the combination of the Wells Fargo and Norwest businesses should help the combined company reduce duplicate costs by about $650 million annually, before taxes, within three years. Based on these expected cost savings and on Wells Fargo's and Norwest's estimates of each individual company's earnings, Wells

Fargo and Norwest believe that the merger will not affect Norwest's estimated 1999 earnings per share and will increase its estimated 2000 earnings per share by 3.2% and its estimated 2001 earnings by 7.4%. These estimates of the merger's impact on future earnings per share assume that revenues will be unaffected by the proposed merger. Wells Fargo and Norwest anticipate, however, that the merger of Wells Fargo and Norwest will create certain revenue enhancement and efficiency improvement opportunities. However, due to the contingent nature and timing of these potential revenue enhancements and efficiency improvements, Wells Fargo and Norwest have not taken them into account in arriving at their estimates of the merger's impact on future earnings per share.

  Wells Fargo and Norwest expect the merger to strengthen the combined company's position as a competitor in the financial services business, which is rapidly changing and growing more competitive. Over 80% of the combined company's total deposits will be located in the 12 states where Wells Fargo and Norwest expect the combined company to rank 1, 2 or 3 in terms of total deposits. Wells Fargo and Norwest expect the combined company to rank first among U.S. banks in terms of total stores, including being the number one retail mortgage network. Wells Fargo and Norwest expect the combined company to rank first among U.S. banks in commercial real estate lending, insurance agency, agricultural lending, Internet banking and supermarket branch banking.

  Wells Fargo and Norwest also expect the combined company to incur a merger and integration charge of $950 million, before tax, as a result of combining the two companies.

  The discussion of the reasons for the merger includes forward-looking statements about possible or assumed future results of the combined company's operations and the performance of the combined company after the merger. See "Forward Looking Statements."

                       CONDITIONS TO COMPLETION OF MERGER

  We do not currently know when or whether the merger will be completed. The Merger Agreement specifies a number of conditions that must be satisfied or waived in order for the merger to occur. These conditions include:

  .  approval of the stockholders of Wells Fargo and Norwest;

  .  approvals from certain regulatory agencies;

  .  no law, regulation or court order prohibiting the merger;

  . listing on the NYSE of the shares of Norwest common stock and Norwest Adjustable Rate Cumulative Preferred Stock, Series B to be issued in the merger;

  .  ""pooling of interests" accounting; and

  . receipt by each of Wells Fargo and Norwest of opinions of Sullivan & Cromwell and Wachtell, Lipton, Rosen & Katz relating to the federal income tax consequences of the merger.

                     FEDERAL RESERVE APPROVAL OF THE MERGER

  In addition to required approvals from various state regulatory authorities, the Board of Governors of the Federal Reserve System (the "Federal Reserve") must approve the merger for it to occur. Norwest has already filed with the Federal Reserve the required application and notifications for such approval. However, we do not currently know when or whether the Federal Reserve will approve Norwest's application or what the terms of any such approval will be. If Federal Reserve approval is received, the merger may not be completed until the 30th day or, with the consent of the relevant agencies, the 15th day, following the date of such approval, during which period the Department of Justice may challenge the merger on antitrust grounds. If an antitrust action is commenced, the Federal Reserve's approval of the merger would not become effective until the action is resolved. See "The Merger--Regulatory Approvals Required for the Merger" in the Merger Proxy Statement.

                          OFFERING NOT CONDITIONED ON
                              COMPLETION OF MERGER

  The sale of our Common Stock in this offering is not conditioned on the completion of the proposed merger with Norwest. If the merger is not completed, purchasers of our Common Stock will remain holders of Wells Fargo Common Stock, which has investment characteristics that may be significantly different from those of the common stock of a combined Norwest and Wells Fargo.
                                DIVIDEND POLICY

  Wells Fargo and Norwest have not yet finally determined the dividend policy of the combined company, although they expect the dividend policy of the combined company to be comparable to Norwest's existing dividend policy.

  The timing and amount of future dividends for the combined company will depend upon earnings, cash requirements, the financial condition of the combined company and its subsidiaries, applicable government regulations and other factors deemed relevant by the combined company's board of directors.

  Wells Fargo is, and the combined company will be, a legal entity separate and distinct from its banking and non-banking subsidiaries. Accordingly, the right of Wells Fargo or the combined company, and thus the right of Wells Fargo's or the combined company's creditors, to participate in any distribution of the assets or earnings of any subsidiary, other than in its capacity as a creditor of such subsidiary, is subject to the prior payment of claims of creditors of such subsidiary.
  The principal sources of Wells Fargo's and the combined company's revenues will be dividends and fees from their respective subsidiaries. There are various legal limitations on the extent to which Wells Fargo's or the combined company's banks may extend credit, pay dividends or otherwise supply funds to Wells Fargo, the combined company or various of their respective affiliates. Because of limitations on the ability of Wells Fargo Bank, N.A. to pay dividends, approval from the Office of the Comptroller of the Currency will likely be required before Wells Fargo Bank, N.A. may pay dividends to its parent company. See "Price Range of Common Stock and Dividends" and "Regulation and Supervision--Dividend Restrictions" in the Merger Proxy Statement.

                             WELLS FARGO & COMPANY

  Wells Fargo is a bank holding company incorporated in Delaware. Based on assets as of June 30, 1998, Wells Fargo was the 11th largest bank holding company in the United States.

  Wells Fargo's principal subsidiary is Wells Fargo Bank, N. A., which is the successor to the banking portion of the business founded by Henry Wells and William G. Fargo in 1852. Today, Wells Fargo operates one of the largest banking businesses in the United States. Wells Fargo Bank, N.A. provides a broad range of financial products and services through electronic and traditional channels. Wells Fargo Bank, N.A. is primarily engaged in retail, commercial and corporate banking, real estate lending and trust and investment services.

  Wells Fargo is also the parent corporation of Wells Fargo Bank (Texas), N.A., through which banking operations in Texas are primarily conducted, and Wells Fargo Bank (Arizona), N.A., which operates Wells Fargo's credit card business. Wells Fargo has a majority ownership interest in Wells Fargo HSBC Trade Bank, N.A., which provides trade financing, letters of credit and collection services. Wells Fargo also has other wholly-owned subsidiaries which provide various banking-related services.

  At June 30, 1998, Wells Fargo's total assets were $93.20 billion, its total deposits were $70.5 billion, and its total stockholders' equity was $13.0 billion.

                              NORWEST CORPORATION

  Norwest is a diversified financial solutions company organized under the laws of Delaware in 1929 and registered as a bank holding company. As a diversified financial solutions organization, it owns subsidiaries engaged in banking and in a variety of related businesses. Norwest's subsidiaries provide retail, commercial and corporate banking services to customers through banks located in Arizona, Colorado, Illinois, Indiana, Iowa, Minnesota, Montana, Nebraska, Nevada, New Mexico, North Dakota, Ohio, South Dakota, Texas, Wisconsin and Wyoming. Additional financial services are provided to customers by Norwest's subsidiaries engaged in various businesses, principally mortgage banking, consumer finance, equipment leasing, agricultural finance, commercial finance, and data processing services, trust services, mortgage-backed securities servicing and venture capital investment.

  At June 30, 1998, Norwest's consolidated total assets were $93.15 billion, its consolidated total deposits were $56.8 billion and its consolidated total stockholders' equity was $7.3 billion. Based on total assets at June 30, 1998, Norwest was the 12th largest commercial banking organization in the United States. At June 30, 1998, Norwest had five pending acquisitions (exclusive of the proposed merger with Wells Fargo) with total assets of approximately $2.3 billion, and it is expected that approximately 14.0 million common shares will be issued upon consummation of these acquisitions. These pending acquisitions are expected to be completed by the end of 1998 and are not significant to Norwest's consolidated financial statements, either individually or in the aggregate.

  Norwest expands its businesses in part by acquiring banking institutions and other companies engaged in activities closely related to banking. Norwest continues to explore, subject to the Merger Agreement, opportunities to acquire banking institutions and other companies permitted by the Bank Holding Company Act. Discussions are continually being carried on relating to such acquisitions. It is not presently known whether, or on what terms, such discussions will result in further acquisitions. It is the policy of Norwest not to comment on such discussions or possible acquisitions until a definitive agreement with respect thereto has been signed.

                            SELECTED FINANCIAL DATA

  The following tables show summarized historical financial data for each of Wells Fargo and Norwest and also show similar pro forma information reflecting the merger. The pro forma information reflects the "pooling of interests" method of accounting.

  Wells Fargo and Norwest expect that the combined company will incur merger and integration charges as a result of combining the two companies. Wells Fargo and Norwest also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect these expenses or benefits and, accordingly, does not attempt to predict or suggest future results. The pro forma information also doesn't necessarily reflect what the historical results of the combined company would have been had Wells Fargo and Norwest been combined in the periods shown.

  The selected financial data for each of the five years in the period ended December 31, 1997 are derived from consolidated financial statements of each of Wells Fargo and Norwest which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. See "Experts." The data presented for the six month periods ended June 30, 1998 and June 30, 1997 are derived from unaudited financial statements and include, in the opinion of the management of Wells Fargo and Norwest, as appropriate, all adjustments (consisting only of normal recurring accruals) necessary to present fairly the data for such periods. The results for the six month period ended June 30, 1998 are not necessarily indicative of the results to be expected for the full year.

  You should read the selected financial data below in conjunction with the additional financial data of Norwest and Wells Fargo included in "Unaudited Pro Forma Condensed Combined Financial Information" in the Merger Proxy Statement and the consolidated financial statements of each of Wells Fargo and Norwest, the related notes thereto and the other detailed information contained in each of Wells Fargo's and Norwest's Annual Report on Form 10-K for the year ended December 31, 1997 and Quarterly Reports for the quarters ended March 31 and June 30, 1998, each of which is incorporated by reference in the accompanying Prospectus.

   SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF WELLS FARGO AND NORWEST

                     WELLS FARGO & COMPANY AND SUBSIDIARIES

                              SIX MONTHS
                                 ENDED
                                JUNE 30           YEARS ENDED DECEMBER 31
                            --------------- -----------------------------------
                             1998    1997    1997   1996    1995   1994   1993
                            ------- ------- ------ ------- ------ ------ ------
                                   (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  Interest income.......... $ 3,361   3,490  6,904   6,523  4,085  3,765  3,761
  Interest expense.........   1,082   1,131  2,290   2,002  1,431  1,155  1,104
                            ------- ------- ------ ------- ------ ------ ------
  Net interest income......   2,279   2,359  4,614   4,521  2,654  2,610  2,657
  Provision for credit
   losses..................     350     245    615     105    --     200    550
  Non-interest income......   1,460   1,319  2,704   2,200  1,324  1,200  1,093
  Non-interest expenses....   2,189   2,363  4,549   4,637  2,201  2,156  2,162
                            ------- ------- ------ ------- ------ ------ ------
  Income before income
   taxes...................   1,200   1,070  2,154   1,979  1,777  1,454  1,038
  Income tax expense.......     548     502    999     908    745    613    426
                            ------- ------- ------ ------- ------ ------ ------
  Net income............... $   652     568  1,155   1,071  1,032    841    612
                            ======= ======= ====== ======= ====== ====== ======
PER COMMON SHARE DATA
  Net income:
   Basic................... $  7.52    6.12  12.77   12.21  20.37  14.78  10.10
   Diluted.................    7.45    6.06  12.64   12.05  20.06  14.54   9.96
  Dividends declared.......    2.60    2.60   5.20    5.20   4.60   4.00   2.25
BALANCE SHEET DATA
  At period end:
    Total assets........... $93,200 100,180 97,456 108,888 50,316 53,374 52,513
    Long-term debt.........   4,415   4,420  4,568   5,060  3,049  2,853  4,221
    Guaranteed preferred
     beneficial interests
     in subordinated
     debentures............   1,299   1,299  1,299   1,150    --     --     --
    Total stockholders'
     equity................  12,950  13,106 12,889  14,112  4,055  3,911  4,315

                      NORWEST CORPORATION AND SUBSIDIARIES

                             SIX MONTHS
                               ENDED
                              JUNE 30                 YEARS ENDED DECEMBER 31
                         ------------------ --------------------------------------------
                           1998      1997     1997     1996     1995     1994   1993(1)
                         --------- -------- -------- -------- -------- -------- --------
                                      (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  Interest income....... $ 3,569.1  3,268.9  6,697.4  6,318.3  5,717.3  4,393.7  3,946.3
  Interest expense......   1,421.4  1,310.8  2,664.0  2,617.0  2,448.0  1,590.1  1,442.9
                         --------- -------- -------- -------- -------- -------- --------
  Net interest income...   2,147.7  1,958.1  4,033.4  3,701.3  3,269.3  2,803.6  2,503.4
  Provision for credit
   losses...............     263.9    231.8    524.7    394.7    312.4    164.9    158.2
  Non-interest income...   1,760.5  1,441.0  2,962.3  2,564.6  1,848.2  1,638.3  1,585.0
  Non-interest
   expenses.............   2,534.5  2,161.2  4,421.3  4,089.7  3,382.3  3,096.4  3,050.4
                         --------- -------- -------- -------- -------- -------- --------
  Income before income
   taxes................   1,109.8  1,006.1  2,049.7  1,781.5  1,422.8  1,180.6    879.8
  Income tax expense....     360.0    352.8    698.7    627.6    466.8    380.2    266.7
                         --------- -------- -------- -------- -------- -------- --------
  Net income............ $   749.8    653.3  1,351.0  1,153.9    956.0    800.4    613.1
                         ========= ======== ======== ======== ======== ======== ========
PER COMMON SHARE DATA
  Net income:
    Basic............... $    0.98     0.86     1.78     1.55     1.39     1.23     0.95
    Diluted.............      0.96     0.85     1.75     1.54     1.36     1.20     0.93
  Dividends declared....     0.330    0.300   0.6150   0.5250   0.4500   0.3825   0.3200
BALANCE SHEET DATA
  At period end:
    Total assets........ $93,153.3 83,856.3 88,540.2 80,175.4 72,134.4 59,315.9 54,665.0
    Long-term debt......  12,315.6 12,043.7 12,766.7 13,082.2 13,676.8  9,186.3  6,850.9
    Total stockholders'
     equity.............   7,346.1  6,507.1  7,022.2  6,064.2  5,312.1  3,846.4  3,760.9

--------
(1) On January 14, 1994, Norwest acquired First United Bank Group, Inc., a $3.9 billion bank holding company headquartered in Albuquerque, New Mexico, in a pooling of interests transaction. Norwest's historical results have been restated to include the historical results of First United. Appropriate Norwest items reflect an increase in First United's provision for credit losses of $16.5 million to conform with Norwest's credit loss reserve practices and methods and $83.2 million in charges for merger-related expenses, including termination costs, systems and operations costs, and investment banking, legal, and accounting expenses.

     SELECTED UNAUDITED PRO FORMA FINANCIAL DATA OF WELLS FARGO AND NORWEST

  The following unaudited selected pro forma financial data combine Norwest's historical results with Wells Fargo's historical results, in each case, as of or for the six months ended June 30, 1998 and 1997 and as of or for the fiscal years ended December 31, 1997, 1996 and 1995, giving effect to the proposed merger as if it had occurred on January 1, 1995.

                                       SIX MONTHS ENDED
                                           JUNE 30      YEARS ENDED DECEMBER 31
                                       ---------------- -----------------------
                                         1998    1997    1997    1996    1995
                                       -------- ------- ------- ------- -------
                                         (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  Interest income..................... $  6,930   6,759  13,601  12,841   9,802
  Interest expense....................    2,503   2,442   4,954   4,618   3,879
                                       -------- ------- ------- ------- -------
  Net interest income.................    4,427   4,317   8,647   8,223   5,923
  Provision for credit losses.........      614     477   1,140     500     312
  Non-interest income.................    3,197   2,730   5,611   4,722   3,147
  Non-interest expenses...............    4,701   4,495   8,916   8,686   5,560
                                       -------- ------- ------- ------- -------
  Income before income taxes..........    2,309   2,075   4,202   3,759   3,198
  Income tax expense..................      908     855   1,697   1,535   1,211
                                       -------- ------- ------- ------- -------
  Net income.......................... $  1,401   1,220   2,505   2,224   1,987
                                       ======== ======= ======= ======= =======
PER COMMON SHARE DATA
  Net income:
    Basic............................. $   0.86    0.73    1.51    1.38    1.67
    Diluted...........................     0.85    0.72    1.49    1.36    1.63
  Dividends declared (a)..............    0.330   0.300   0.615   0.525   0.450
BALANCE SHEET DATA
  At period end:
  Total assets........................ $186,246 183,939 185,894 188,971 122,368
  Long-term debt......................   16,731  16,464  17,335  18,142  16,726
  Guaranteed preferred beneficial
   interests in subordinated
   debentures.........................    1,299   1,299   1,299   1,150     --
  Total stockholders' equity (b)......   19,529  18,848  19,771  20,037   9,230

--------
(a) Assumes no changes in cash dividends per share by Norwest.
(b) Pro forma stockholders' equity at June 30, 1998 includes the effect of an estimated non-recurring merger charge of $950 million ($625 million net of income taxes).

                          DESCRIPTION OF COMMON STOCK

  For a description of our Common Stock, see "Description Of Capital Stock-- Common Stock" in the accompanying Prospectus and Wells Fargo's Registration Statement on Form 8-B incorporated herein by reference. If the merger is consummated, the outstanding Common Stock, including the Common Stock offered by this Prospectus Supplement, will be converted into the right to receive shares of Norwest common stock, which shares (including associated Norwest Preferred Stock Purchase Rights) have been registered under the Securities Act of 1933 by Norwest on its Registration Statement on Form S-4 (No. 333-63247), which has been incorporated by reference in the accompanying Prospectus and which contains the Merger Proxy Statement. For a description of Norwest common stock and certain differences between our Common Stock and Norwest common stock, see "Norwest Capital Stock And Comparison Of Stockholder Rights" in the Merger Proxy Statement. Also see the description of Norwest common stock in Norwest's Current Report on Form 8-K filed on October 13, 1997 and the description of Norwest Preferred Stock Purchase Rights in Norwest's Registration Statement on Form 8-A (and amendments thereto), each incorporated by reference in the accompanying Prospectus.

                                  UNDERWRITING

  Wells Fargo and the underwriters for the offering named below (the "Underwriters") have entered into an underwriting agreement with respect to the shares being offered with this Prospectus Supplement. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. ("Goldman Sachs"), Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc. and Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, are acting as the representatives of the Underwriters.

                                                                      Number of
                              Underwriter                              Shares
                              -----------                             ---------
   Goldman, Sachs & Co...............................................
   Morgan Stanley & Co. Incorporated.................................
   Salomon Smith Barney Inc..........................................
   Dain Rauscher Wessels, a division of Dain Rauscher Incorporated...

                                                                      ---------
     Total........................................................... 2,500,000
                                                                      =========

                               ----------------
  Under the terms and conditions of the underwriting agreement, the Underwriters are committed to take and pay for all of the shares indicated in the table above.

  The following table shows the per share and underwriting discounts and commissions to be paid to the Underwriters by Wells Fargo.

                         Paid by
                       Wells Fargo
                       -----------
   Per Share..........     $
   Total..............     $

  Shares sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this Prospectus Supplement. Any shares sold by the Underwriters to securities
dealers may be sold at a discount of up to $    per share from the initial
public offering price. Any such securities dealers may resell any shares purchased from the Underwriters to certain other brokers or dealers at a
discount of up to $    per share from the initial public offering price.

  Wells Fargo and Norwest have agreed with the Underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this Prospectus Supplement continuing through the date 45 days after the date of this Prospectus Supplement (other than pursuant to existing employee benefits and dividend reinvestment plans), except with the prior written consent of Goldman Sachs. This agreement does not apply to the issuance by Norwest of its common stock in the proposed merger or in connection with issuances by Norwest made in the ordinary course of business (including in connection with acquisitions) or with respect to certain employee and director benefit plans and compensation arrangements.

  In connection with the offering, the Underwriters may purchase and sell shares of Common Stock or Norwest common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Stock while the offering is in progress.

  The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the representatives a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

  These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Common Stock. As a result, the price of the Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the NYSE, the Pacific Exchange, in the over-the-counter market or otherwise.

  Wells Fargo estimates that its total expenses for the offering, excluding underwriting discounts and commissions, will be approximately $732,000. The Underwriters have agreed to reimburse Wells Fargo for expenses incurred in
connection with the offering in an amount not to exceed $   .

  Wells Fargo has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933 with respect to matters relating to Wells Fargo. Norwest has separately agreed to indemnify the Underwriters, on the same terms as the indemnity provided by Wells Fargo, against certain liabilities under the Securities Act of 1933 with respect to certain information provided by Norwest and included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

  Goldman Sachs was retained by Wells Fargo as a financial advisor in connection with its proposed merger with Norwest. Wells Fargo paid Goldman Sachs a fee of $5,000,000 upon execution by Wells Fargo of the engagement letter with Goldman Sachs. This fee is to be credited towards any future fees payable by Wells Fargo to Goldman Sachs pursuant to the engagement letter. Wells Fargo agreed that if at least 50% of the outstanding Common Stock is acquired or if all or substantially all of the assets of Wells Fargo are transferred in one or more series of transactions, Wells Fargo will pay Goldman Sachs a fee equal to 0.10% of the aggregate value of all such transactions (less the $5,000,000 already paid). In addition, Wells Fargo has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses incurred in connection with the services provided by it and to indemnify and hold harmless Goldman Sachs and certain related parties, to the full extent lawful, from and against certain liabilities and expenses, including liabilities arising under the federal securities laws, incurred in connection with the engagement.

  Goldman Sachs was also retained by Norwest as a financial advisor in connection with investigating the expansion of Norwest's business through a merger of Norwest and Wells Fargo. Norwest had been informed that Goldman Sachs was acting as financial advisor to Wells Fargo with respect to the proposed merger, and Norwest consented to Goldman Sachs doing so. Norwest also waived any claim of a conflict of interest with respect to the Wells Fargo engagement or any activities undertaken by Goldman Sachs in connection therewith. Norwest initially paid Goldman Sachs a fee of $2,500,000 and has agreed to pay Goldman Sachs an additional fee of $12,500,000 in cash upon completion of the merger. In addition, Norwest has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses incurred in connection with the services provided by it and to indemnify and hold harmless Goldman Sachs and certain related parties to the full extent lawful, from and against certain liabilities under the federal securities laws incurred in connection with its engagement.

  Goldman Sachs, Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. have provided from time to time, and may provide in the future, investment banking and other financial services to Wells Fargo. Each of the Underwriters has provided from time to time, and may provide in the future, investment banking and other financial services to Norwest. In the ordinary course of business, the Underwriters or their affiliates may actively trade the debt and equity securities of Wells Fargo or Norwest for their own accounts or for accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

                            VALIDITY OF COMMON STOCK

  The validity of the shares of Wells Fargo common stock offered hereby will be passed upon for Wells Fargo by Gibson, Dunn & Crutcher LLP, San Francisco, California, and for the Underwriters by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell has from time to time provided, and may in the future provide, legal services to Wells Fargo and Norwest and, in particular, is acting as counsel to Wells Fargo in connection with the proposed merger with Norwest.


                                    EXPERTS
  The consolidated financial statements of Wells Fargo at December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, incorporated by reference in Wells Fargo's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated herein by reference, have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of Norwest as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, incorporated by reference in Norwest's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated herein by reference, have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

                                 $2,575,000,000
                             WELLS FARGO & COMPANY
                             SENIOR DEBT SECURITIES
                          SUBORDINATED DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK

WELLS FARGO & COMPANY ("Wells Fargo") intends to offer and sell from time to time its debt securities (the "Notes"), its Preferred Stock, $5.00 par value ("Preferred Stock"), and its Common Stock, $5.00 par value ("Common Stock"), with an aggregate public offering price of $2,575,000,000 (or the equivalent in foreign currencies or composite currencies) on terms to be determined by market conditions at the time of sale. The Notes, the Preferred Stock and the Common Stock (together the "Offered Securities") may be offered separately or together, in separate series, in amounts and at prices and terms to be set forth in an accompanying Prospectus Supplement ("Prospectus Supplement"). At the option of Wells Fargo, the Notes may be issued as senior debt securities ("Senior Notes") or as subordinated debt securities ("Subordinated Notes"). The Offered Securities may be denominated in United States dollars or, at the option of Wells Fargo, in any other currency, in a composite currency or in amounts determined by reference to an index which is specified in the Prospectus Supplement. The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement. The Notes may be convertible or exchangeable into Preferred Stock or Common Stock of Wells Fargo. The Preferred Stock may be convertible or exchangeable into Notes or Common Stock of Wells Fargo. The Common Stock is listed and traded on the New York Stock Exchange ("NYSE") and the Pacific Exchange under the symbol "WFC."

On June 8, 1998, Wells Fargo announced that it had agreed to a merger of equals with Norwest Corporation ("Norwest") in a stock-for-stock transaction. The common stock of Norwest is listed on the NYSE under the symbol "NOB." See "Wells Fargo & Company--Recent Developments."

The Offered Securities may be offered and sold directly by Wells Fargo or through one or more underwriters or agents. In addition, the Prospectus Supplement will set forth the terms of sale of the Offered Securities and the identity of any underwriters or agents. Any underwriters, dealers or agents participating in any offering of the Offered Securities may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution."

Payment of the principal of the Subordinated Notes may be accelerated only in the case of certain events of bankruptcy, insolvency or reorganization of Wells Fargo or Wells Fargo Bank, N.A. There is no right of acceleration in the case of a default in the performance of any covenant with respect to the Subordinated Notes, including the payment of interest or principal. See "Description of Notes--Events of Default."

                           -------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    COMMISSION OR ANY STATE SECURITIES  COMMISSION PASSED UPON THE ACCU-
     RACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRE-
              SENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE OFFERED SECURITIES  ARE NOT DEPOSITS OR  SAVINGS ACCOUNTS BUT
       ARE UNSECURED  DEBT OBLIGATIONS  OF, OR EQUITY  INTERESTS IN,
         WELLS FARGO & COMPANY AND  ARE NOT INSURED BY THE FEDERAL
           DEPOSIT INSURANCE CORPORATION OR ANY OTHER
                   GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

                           -------------------------

   This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement covering such Offered Securities.

                           -------------------------

               The date of this Prospectus is September 16, 1998

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFERING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY WELLS FARGO OR BY ANY UNDERWRITERS OR AGENTS. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE OFFERED SECURITIES TO WHICH THEY RELATE OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH OFFERED SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT NOR ANY SALE MADE THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF.

                             AVAILABLE INFORMATION

  Wells Fargo is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Proxy statements, reports and other information concerning Wells Fargo can be inspected at the Commission's office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and the Commission's Regional Offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511), and copies of such material can be obtained from such facilities and the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. Information regarding the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. In addition, such material can be inspected at the offices of the New York Stock and Pacific Exchanges on which certain of Wells Fargo's securities are listed. This Prospectus does not contain all information set forth in the Registration Statement and Exhibits thereto which Wells Fargo has filed with the Commission under the Securities Act and to which reference is hereby made.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission by Wells Fargo (File No. 1-06214) and/or by Norwest (File No. 1-2979) pursuant to Section 13 of the Exchange Act are hereby incorporated herein by reference:

  1. The Joint Proxy Statement/Prospectus of Wells Fargo and Norwest dated September 11, 1998 (forming part of Norwest's Registration Statement on Form S-4 (No. 333-63247);

  2. Wells Fargo's Annual Report on Form 10-K for the year ended December 31, 1997;

  3. Wells Fargo's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1998;

  4. Wells Fargo's Current Reports on Form 8-K filed on January 20, March 20, April 3, April 21, May 21, June 8, June 9, June 11, June 18, July 21, July 24 and September 15, 1998;

  5. Wells Fargo's description of its common stock in Wells Fargo's Registration Statement on Form 8-B filed on June 17, 1987, including any amendment or report filed with the Commission for the purpose of updating such description;

  6. Norwest's Annual Report on Form 10-K for the year ended December 31,
     1997;

  7. Norwest's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1998;

  8. Norwest's Current Reports on Form 8-K filed on January 22, April 20, April 22, June 8, June 9, June 12, June 18, July 22 and August 5, 1998; and

  9. Norwest's description of its common stock in Norwest's Current Report on Form 8-K filed on October 13, 1997 and description of Norwest Preferred Stock Purchase Rights in Norwest's Registration Statement on Form 8-A filed on December 6, 1988, including any amendment or report filed with the Commission for the purpose of updating such descriptions.

  All documents and reports filed with the Commission by Wells Fargo or Norwest pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the dates of filing such documents or reports. Any statement contained herein, in any supplement hereto, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement, this Prospectus and any Prospectus Supplement to the extent that a statement contained herein, in any supplement hereto, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement, this Prospectus or any supplement hereto.

  Any person receiving a copy of this Prospectus may obtain without charge, upon written or oral request, a copy of any of the documents or reports incorporated by reference herein, except for the exhibits to such documents unless such exhibits are specifically incorporated by reference therein, from Wells Fargo & Company, Investor/Public Relations, MAC #0163-029, 343 Sansome Street, San Francisco, California 94163 (telephone number (415) 396-0560), as to Company documents; and from Norwest Corporation, Investor Relations, Norwest Center, Sixth and Marquette, Minneapolis, Minnesota 55479 (telephone number (888) 662-7865), as to Norwest documents.

                             WELLS FARGO & COMPANY

GENERAL

  Wells Fargo is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and incorporated in Delaware. Based on assets as of June 30, 1998, Wells Fargo was the 11th largest bank holding company in the United States.

  Wells Fargo's principal subsidiary is Wells Fargo Bank, N.A., which is the successor to the banking portion of the business founded by Henry Wells and William G. Fargo in 1852. Today, Wells Fargo operates one of the largest banking businesses in the United States. Wells Fargo Bank, N.A. provides a broad range of financial products and services through electronic and traditional channels. Wells Fargo Bank, N.A. is primarily engaged in retail, commercial and corporate banking, real estate lending and trust and investment services.

  Wells Fargo is also the parent corporation of Wells Fargo Bank (Texas), N.A., through which banking operations in Texas are primarily conducted, and Wells Fargo Bank (Arizona), N.A., which operates Wells Fargo's credit card business. Wells Fargo has a majority ownership interest in Wells Fargo HSBC Trade Bank, N.A., which provides trade financing, letters of credit and collection services. Wells Fargo also has other wholly-owned subsidiaries which provide various banking-related services.

  At June 30, 1998, Wells Fargo's total assets were $93.20 billion, its total deposits were $70.5 billion, and its total stockholders' equity was $13.0 billion.

  Wells Fargo is a legal entity separate and distinct from its banking and non-banking subsidiaries. Accordingly, the right of Wells Fargo, and thus the right of Wells Fargo's creditors, to participate in any distribution of the assets or earnings of any subsidiary, other than in its capacity as a creditor of such subsidiary, is subject to the prior payment of claims of creditors of such subsidiary. The principal sources of Wells Fargo's revenues are dividends and fees from its subsidiaries. There are various legal limitations on the extent to which Wells Fargo Bank, N.A. may extend credit, pay dividends or otherwise supply funds to Wells Fargo or various of its affiliates.

  Wells Fargo's executive offices are located at 420 Montgomery Street, San Francisco, California 94163 and its telephone number is (800) 411-4932.

RECENT DEVELOPMENTS

  Wells Fargo has entered into an Agreement and Plan of Merger, dated as of June 7, 1998, and amended and restated as of September 10, 1998 (the "Merger Agreement"), by and among Wells Fargo, Norwest and WFC Holdings Corporation ("Merger Sub"), a Delaware corporation and a wholly owned subsidiary of Norwest, which provides for the combination of Wells Fargo and Norwest through the merger of Wells Fargo with and into Merger Sub. Norwest is a diversified financial solutions company organized under the laws of Delaware in 1929 and registered under the BHCA. As a diversified financial solutions organization, it owns subsidiaries engaged in banking and in a variety of related businesses. Norwest's subsidiaries provide retail, commercial and corporate banking services to customers through banks located in Arizona, Colorado, Illinois, Indiana, Iowa, Minnesota, Montana, Nebraska, Nevada, New Mexico, North Dakota, Ohio, South Dakota, Texas, Wisconsin and Wyoming. Additional financial services are provided to customers by Norwest's subsidiaries engaged in various businesses, principally mortgage banking, consumer finance, equipment leasing, agricultural finance, commercial finance, and data processing services, trust services, mortgage-backed securities servicing and venture capital investment. At June 30, 1998, Norwest reported total assets of $93.15 billion, total deposits of $56.8 billion and total stockholders' equity of $7.3 billion. Based on total assets at June 30, 1998, Norwest was the 12th largest bank holding company in the United States.

  Under the terms of the Merger Agreement, Norwest will exchange 10 shares of Norwest common stock for each outstanding share of Wells Fargo common stock. Additionally, each share of Wells Fargo's outstanding preferred stock will be exchanged for a corresponding share of Norwest preferred stock having substantially the same terms of such Company's preferred stock. The merger, which is expected to be accounted for as a pooling of interests, is expected to close in the fourth quarter of 1998 subject to certain conditions of closing, including approval by the Board of Governors of the Federal Reserve System and the stockholders of each of Wells Fargo and Norwest.

  Additional information with respect to the proposed merger with Norwest is set forth in the Joint Proxy Statement/Prospectus of Wells Fargo and Norwest dated September 11, 1998 incorporated herein by reference.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Offered Securities will be used for general corporate purposes. Specific allocations of the proceeds to such purposes have not been determined. The net proceeds may be used to reduce outstanding commercial paper and other debt of Wells Fargo. Based upon the anticipated future funding requirements of Wells Fargo and its subsidiaries, Wells Fargo expects that it will, from time to time, engage in additional financings of a character and in amounts to be determined and that its commercial paper borrowings and other short-term debt may be increased above the level prevailing after the initial use of proceeds.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the historical ratios of earnings to fixed charges and the historical ratios of earnings to fixed charges and preferred stock dividends of Wells Fargo for the periods indicated:

                                     SIX MONTHS ENDED YEAR ENDED DECEMBER 31,
                                      JUNE 30, 1998   1997 1996 1995 1994 1993
                                     ---------------- ---- ---- ---- ---- ----
Consolidated Ratios of Earnings to
 Fixed Charges /1/,/3/
 Including interest on deposits.....       2.05       1.89 1.93 2.19 2.20 1.90
 Excluding interest on deposits.....       4.58       4.03 4.64 4.56 5.04 4.53
Consolidated Ratios of Earnings to
 Fixed Charges and Preferred Stock
 Dividends /1/,/2/,/3/
 Including interest on deposits.....       2.02       1.86 1.82 2.09 2.07 1.77
 Excluding interest on deposits.....       4.36       3.78 3.78 3.99 4.18 3.51

--------
/1/For purposes of computing these ratios, earnings represent income before income tax expense plus fixed charges. Fixed charges represent interest expense plus the estimated interest component of net rental expense.
/2/The preferred stock dividends are increased to amounts representing the pretax earnings required to cover such dividends.
/3/These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes the fixed charge ratios are not meaningful measures for the business of Wells Fargo because of two factors. First, even if there were no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there were no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

                             DESCRIPTION OF NOTES

  The Senior Notes will be issued under an Indenture, dated as of September 1, 1984, as amended by the First Supplemental Indenture dated as of April 15, 1986, the Second Supplemental Indenture dated as of June 30, 1987, and the Third Supplemental Indenture dated as of January 23, 1991 (together, the "Senior Indenture"), between Wells Fargo and The Chase Manhattan Bank (formerly known as Chemical Bank), as successor Trustee (the "Senior Trustee"). The Subordinated Notes will be issued under an Indenture dated as of December 10, 1992 (the "Subordinated Indenture"), between Wells Fargo and Marine Midland Bank, as Trustee (the "Subordinated Trustee"). In this Prospectus, the Senior Indenture and the Subordinated Indenture are referred to as the "Indentures." The Senior Trustee and the Subordinated Trustee are referred to as the "Trustees." As used in this Prospectus, the term "Senior Notes" means the Senior Notes offered hereby and, unless the context otherwise requires, any other debt securities heretofore or hereafter issued under the Senior Indenture, the term "Subordinated Notes" means the Subordinated Notes offered hereby and, unless the context otherwise requires, any other debt securities heretofore or hereafter issued under the Subordinated Indenture, and the term "Notes" means the Notes offered hereby and, unless the context otherwise requires, any other debt securities heretofore or hereafter issued under the Indentures; and references to "principal" of the Notes shall be deemed to include, unless the context otherwise requires, a reference to premium, if any, on the Notes. Copies of the Indentures and the forms of the Notes are filed or incorporated by reference as exhibits to the Registration Statement. The following summaries of certain provisions of the Indentures and the summary of certain provisions of a particular series of Notes set forth in the Prospectus Supplement relating thereto do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures and the respective forms of the Notes, including the definitions therein of certain terms. Whenever particular Sections, Articles or defined terms of the Indentures are referred to, it is intended that such Sections, Articles or defined terms shall be incorporated herein by reference.

GENERAL

  The Indentures do not limit the amount of debt securities which can be issued thereunder and provide that debt securities of any series may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by Wells Fargo. The Indentures do not limit the amount of other indebtedness or securities which may be issued by Wells Fargo. The Notes may be issued at various times with different maturity dates and different principal repayment provisions, may bear interest at different rates, may be payable in currencies other than United States dollars, in composite currencies or in amounts determined by reference to an index and may otherwise vary, all as provided in the Indentures.

  The Prospectus Supplement will set forth the following specific terms regarding the series of Notes offered thereby: (i) the designation and aggregate principal amount of Notes of such series; (ii) the ranking of the Notes as Senior Notes or Subordinated Notes; (iii) the percentage of their principal amount at which such Notes will be issued; (iv) the date or dates on which such Notes will mature, if any; (v) the rate per annum or the method of determining the rate or rates per annum, if any, at which such Notes will bear interest; (vi) the dates from and on which such interest, if any, will accrue and be payable and the designated record dates for such interest payments; (vii) the currency (which may be a composite currency) in which payment of principal and interest, if any, shall be payable if other than United States dollars; (viii) the index, if any, upon which the amount of principal or interest is determined; (ix) any redemption terms; (x) any conversion or exchange provisions; (xi) provisions for issuance of global securities; and (xii) other specific terms. If so indicated in the applicable Prospectus Supplement, the terms of the Notes offered thereby may differ from those set forth herein.

  Some of the Notes may be issued as discounted Notes (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a discount below their stated principal amount. Some of the Notes may be perpetual and have no stated maturity. Federal income tax consequences and other special considerations applicable to such perpetual or discounted Notes will be described in the Prospectus Supplement relating thereto.

  Interest on the Notes of any series will be payable to the persons in whose names the Notes are registered at the close of business on the record date designated for an interest payment date (Section 2.03). The Notes may be presented for the payment of principal and interest, if any, transfer and exchange at the offices or agencies of Wells Fargo maintained for such purposes in San Francisco and New York City. Payment of any installment of interest may be made at the option of Wells Fargo by check, mailed to the address of the person entitled thereto as it appears on the Register of the Notes of such series (Sections 2.05, 4.01 and 4.02). The Notes will be issued in fully registered form, without coupons, in denominations of $1,000 and any whole multiple of $1,000, unless different authorized denominations are stated in the Prospectus Supplement. No service charge will be made for any exchange or registration of transfer of a Note, but Wells Fargo may require payment of a sum sufficient to cover any tax or other governmental charge (Section 2.05). The Indentures provide that if a series of Notes is denominated in a currency other than United States dollars or in a composite currency, in the absence of a contrary provision in the Notes any action or distribution under the Indentures will be based on the relative amount of United States dollars that could be obtained on such reasonable basis of exchange on such date as is specified by Wells Fargo to the Trustee (Sections 14.10 of the Senior Indenture and 16.10 of the Subordinated Indenture).

  All of the Notes will be unsecured general obligations of Wells Fargo. The Senior Notes will not be subordinated in right of payment to any other indebtedness of Wells Fargo. Unless otherwise set forth in the applicable Prospectus Supplement, neither the Indentures nor the Notes contain provisions which would afford holders of the Notes protection in the event of a takeover, recapitalization or similar restructuring involving Wells Fargo which could adversely affect the Notes.

SUBORDINATION OF SUBORDINATED NOTES

  The obligation of Wells Fargo to make any payment on account of the principal of and interest on the Subordinated Notes of any series will be subordinate and junior in right of payment to Wells Fargo's obligations to the holders of Senior Indebtedness of Wells Fargo to the extent described in the next paragraph. Senior Indebtedness of Wells Fargo includes the Senior Notes and means (i) any indebtedness of Wells Fargo for borrowed or purchased money, whether or not evidenced by bonds, debentures, notes or other written instruments, (ii) obligations under letters of credit, (iii) any indebtedness or other obligations of Wells Fargo with respect to commodity contracts, interest rate and currency swap agreements, cap, floor and collar agreements, currency spot and forward contracts, and other similar agreements or arrangements designed to protect against fluctuations in currency exchange or interest rates, and (iv) any guarantees, endorsements (other than by endorsement of negotiable instruments for collection in the ordinary course of business) or other similar contingent obligations in respect of obligations of others of a type described in (i), (ii) or (iii) above, whether or not such obligation is classified as a liability on a balance sheet prepared in accordance with generally accepted accounting principles, in each case listed in (i), (ii), (iii) and (iv) above, whether outstanding on the date of execution of the Subordinated Indenture or thereafter incurred, other than obligations "ranking on a parity" with the Subordinated Notes or "ranking junior" to the Subordinated Notes (as those terms are defined in the Subordinated Indenture) (Section 1.01). The definition of senior indebtedness in certain previously issued subordinated debt of Wells Fargo (the "Prior Subordinated Debt", which term excludes any Subordinated Notes issued under the Subordinated Indenture) includes only indebtedness of or guaranteed by Wells Fargo for borrowed money and any deferred obligation for the payment of the purchase price of property or assets, other than obligations ranking on a parity with or junior to such subordinated indebtedness. As a result of this difference, the holders of Subordinated Notes are subordinated to greater amounts of senior indebtedness of Wells Fargo than holders of such Prior Subordinated Debt and, under the circumstances described in the following paragraph, holders of Subordinated Notes may receive less, ratably, than holders of such Prior Subordinated Debt. As of June 30, 1998, there was $1.6 billion of Senior Indebtedness of Wells Fargo and $2.7 billion of obligations ranking on a parity (as defined in the Subordinated Indenture) with the Subordinated Notes. The Subordinated Indenture does not limit the amount of Senior Indebtedness of Wells Fargo.

  In the case of any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to Wells Fargo as a whole, whether voluntary or involuntary, all obligations of Wells Fargo to holders of Senior Indebtedness of Wells Fargo shall be entitled to be paid in full before any payment shall be made on account of the principal of or interest on the Subordinated Notes. In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Indebtedness of Wells Fargo, the holders of the Subordinated Notes, together with the holders of any obligations of Wells Fargo ranking on a parity with the Subordinated Notes, shall be entitled to be paid from the remaining assets of Wells Fargo the amounts at the time due and owing on account of unpaid principal of and interest on the Subordinated Notes before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any capital stock or any obligations of Wells Fargo ranking junior to the Subordinated Notes (Section 14.01). By reason of such subordination, in the event of the insolvency of Wells Fargo, holders of Senior Indebtedness of Wells Fargo may receive more, ratably, and holders of the Subordinated Notes having a claim pursuant to the Subordinated Notes may receive less, ratably, than the other creditors of Wells Fargo. Such subordination will not prevent the occurrence of any Event of Default in respect of the Subordinated Notes (Section 14.10).

GLOBAL SECURITIES

  The Notes of a series may be issued in whole or in part in the form of one or more global securities ("Global Security") that will be deposited with, or on behalf of, a depositary identified in the Prospectus Supplement relating to such series. Global Securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for Notes in definitive form, a Global Security may not be transferred except as a whole by the depositary for such Global Security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor (Sections
2.02 and 2.05).

  The specific terms of the depositary arrangement with respect to any Notes of a series will be described in the Prospectus Supplement relating to such series. Wells Fargo anticipates that the following provisions will apply to all depositary arrangements.

  Upon the issuance of a Global Security, the depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Global Security to the accounts of institutions that have accounts with such depositary ("Participants"). The accounts to be credited shall be designated by the underwriters of such Notes, by certain agents of Wells Fargo or by Wells Fargo, if such Notes are offered and sold directly by Wells Fargo. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary with respect to Participants' interests in such Global Security or by Participants or by persons that hold through Participants with respect to beneficial owners' interests. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such ownership limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

  So long as the depositary for a Global Security, or its nominee, is the holder of such Global Security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Security for all purposes under the Indenture governing such Notes. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have Notes of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Notes of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Notes.

  Principal and interest payments on Notes registered in the name of or held by a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Notes. Wells Fargo expects that the depositary for Notes of a series, upon receipt of any payment of principal or interest in respect of a Global Security, will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such depositary. Wells Fargo also expects that payments by Participants or persons who hold interests through Participants to owners of beneficial interests in such Global Security held through such Participants or persons will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants or persons. None of Wells Fargo, the Trustee for such Notes, any paying agent or any registrar for such Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security for such Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  If a depositary for Notes of a series is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by Wells Fargo within 90 days, Wells Fargo will issue Notes of such series in definitive form in exchange for the Global Security or Securities representing the Notes of such series. In addition, Wells Fargo may at any time and in its sole discretion determine not to have any Notes of a series represented by one or more Global Securities and, in such event, will issue Notes of such series in definitive form in exchange for the Global Security or Securities representing such Notes.

CONVERSION AND EXCHANGE

  The terms, if any, on which Notes of any series are convertible into or exchangeable for Common Stock or Preferred Stock will be set forth in the Prospectus Supplement relating thereto. Such terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at the option of Wells Fargo, in which the number of shares of Common Stock or Preferred Stock to be received by the holders of Notes would be calculated according to the market price of Common Stock or Preferred Stock as of a time stated in the Prospectus Supplement.

LIMITATION ON SALE OR ISSUANCE OF CAPITAL STOCK OR CONVERTIBLE SECURITIES OF, AND MERGER OR SALE OF ASSETS BY, THE BANK

  The Senior Indenture contains a covenant that (i) Wells Fargo will not, and will not permit the Bank to issue, sell, transfer, assign, pledge or otherwise dispose of any shares of Capital Stock of any class of the Bank or any securities convertible or exchangeable into shares of Capital Stock of any class of the Bank, unless, after giving effect to such transaction and to shares issuable upon conversion or exchange of outstanding securities convertible or exchangeable into such Capital Stock (including such securities, if any, which may be the subject of such transaction), at least 80% of the outstanding shares of Capital Stock of each class of the Bank shall be owned at that time directly or indirectly by Wells Fargo; and (ii) Wells Fargo will not permit the Bank to merge or consolidate or convey or transfer all or substantially all of its assets, unless at least 80% of the outstanding shares of Capital Stock of each class (after giving effect to such transaction and to shares issuable upon conversion or exchange of outstanding securities convertible or exchangeable into Capital Stock, including such securities, if any, which may be issued in such transaction) of the surviving corporation in the case of merger or consolidation or of the transferee corporation in the case of a conveyance or transfer shall be owned at that time directly or indirectly by Wells Fargo (Section 4.07 of the Senior Indenture). There is no similar covenant in the Subordinated Indenture.

EVENTS OF DEFAULT

  An Event of Default with respect to any series of Senior Notes is defined in the Senior Indenture as being: (a) default for 30 days in payment of any installment of interest on Senior Notes of such series; (b) default in payment of any principal on Senior Notes of such series; (c) default by Wells Fargo in performance in any material respect of any of the covenants or agreements in the Senior Notes or in the Senior Indenture specifically contained therein for the benefit of the Senior Notes of such series which shall not have been remedied for a period of 90 days after written notice to Wells Fargo by the Trustee or to Wells Fargo and the Trustee by the holders of not less than 25% in principal amount of the Senior Notes of such series and all other series so benefited (all such series voting as one class) then outstanding; or (d) certain events of bankruptcy, insolvency or reorganization of Wells Fargo or of the Bank (Section 6.01 of the Senior Indenture). No Event of Default described in clause (a), (b) or (c) above with respect to a particular series of Senior Notes necessarily constitutes an Event of Default with respect to any other series of Senior Notes. In addition, the Senior Indenture also defines an Event of Default with respect to any series of Senior Notes as being default in the payment of any indebtedness for borrowed money of Wells Fargo (including a default with respect to Senior Notes of any series other than such series) or of the Bank in principal amount in excess of $1,000,000 and the expiration of any period of grace with respect thereto, or the occurrence of any event of default as defined in any mortgage, indenture or instrument (including the Senior Indenture) evidencing, securing or under which there is issued any indebtedness for borrowed money of Wells Fargo or of the Bank in principal amount in excess of $1,000,000 that results in the acceleration of such indebtedness, and such default in payment is not cured or such acceleration is not rescinded or annulled within 10 days after written notice to Wells Fargo by the Trustee or to Wells Fargo and the Trustee by the holders of not less than 25% in principal amount of all Senior Notes then outstanding (all series voting as one class), provided that so long as Wells Fargo or the Bank, as the case may be, is contesting in good faith such default in payment or event of default and Wells Fargo delivers to the Trustee a certificate that Wells Fargo or the Bank, as the case may be, is contesting in good faith the existence of such payment default or event of default, then no Event of Default shall be deemed to exist under this clause; such Event of Default is herein called a "Cross Default."

  The Senior Indenture provides that if an Event of Default under clause (a),
(b) or (c) above shall have occurred and be continuing (but only if, in the case of clause (c), the Event of Default is with respect to less than all series of Senior Notes then outstanding under such Indenture), either the Trustee or the holders of not less than 25% in principal amount of the then outstanding Senior Notes of the series as to which the Event of Default has occurred (each such series voting as a separate class in the case of an Event of Default under clause (a) or (b), and all such series voting as one class in the case of an Event of Default under clause (c)) may declare the principal (or portion thereof specified in the terms of such series) of all the Senior Notes of such series, or of all such series in the case of an Event of Default under clause (c) above, in each case together with any accrued interest, to be due and payable immediately. The Senior Indenture also provides that if an Event of Default under clause (c) or (d) above or the Cross Default clause shall have occurred and be continuing (but only if, in the case of clause (c), the Event of Default is with respect to all the Senior Notes then outstanding under the Senior Indenture), either the Trustee or the holders of not less than 25% in principal amount of all the Senior Notes then outstanding (voting as one class) may declare the principal (or portion thereof specified in the terms of any series) of all the Senior Notes, together with any accrued interest, to be due and payable immediately. Upon certain conditions, such declaration (including a declaration caused by a default in the payment of principal or interest, the payment for which has subsequently been provided) may be annulled by the holders of a majority in principal amount of the Senior Notes of the series then outstanding as were entitled to declare such default (such series or all series voting as one class, if more than one series is so entitled). In addition, past defaults may be waived by the holders of a majority in principal amount of the Senior Notes of all series then outstanding (all series voting as one class), except a default in the payment of principal of or interest on the Senior Notes or in respect of a covenant or provision of the Senior Indenture which cannot be modified or amended without the consent of the holder of each Senior Note so affected (Sections 6.01 and 6.06 of the Senior Indenture).

  An Event of Default with respect to any series of Subordinated Notes is defined in the Subordinated Indenture as being: (a) default for 30 days in payment of any installment of interest on Subordinated Notes of such series;
(b) default in payment of any principal on Subordinated Notes of such series;
(c) default by Wells Fargo in performance in any material respect of any of the covenants or agreements in the Subordinated Notes or in the Subordinated Indenture specifically contained therein for the benefit of the Subordinated Notes of such series which shall not have been remedied for a period of 90 days after written notice to Wells Fargo by the Trustee or to Wells Fargo and the Trustee by the holders of not less than 25% in principal amount of the Subordinated Notes of such series and all other series so benefited (all such series voting as one class) then outstanding; or (d) certain events of bankruptcy, insolvency or reorganization of Wells Fargo or the Bank (Section
6.01 of the Subordinated Indenture). No Event of Default described in clause
(a), (b) or (c) above with respect to a particular series of Subordinated Notes necessarily constitutes an Event of Default with respect to any other series of Subordinated Notes. No Event of Default described in clause (a), (b) or (c) above permits acceleration of the payment of principal of the Subordinated Notes. The Subordinated Indenture provides that if an Event of Default under clause (d) above shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of all the then outstanding Subordinated Notes of each series as to which such Event of Default has occurred (voting as one class) may declare the principal (or a portion thereof specified in the terms of any series) of all Subordinated Notes as to which such Event of Default under clause (d) has occurred, together with any accrued interest, to be due and payable immediately. Upon certain conditions, such declaration may be annulled by a majority in principal amount of the Subordinated Notes of the series then outstanding as were entitled to declare such Event of Default (such series or all series voting as one class, if more than one series is so entitled). In addition, past defaults may be waived by the holders of a majority in principal amount of the Subordinated Notes of all series then outstanding as to which the default has occurred (all series voting as one class), except a default in the payment of principal or interest on any such Subordinated Notes or in respect of a covenant or provision of the Subordinated Indenture which cannot be modified or amended without the consent of the holder of each Subordinated Note so affected (Sections 6.01 and 6.06 of the Subordinated Indenture).

  As a result of the provisions stated in the prior paragraph, the Subordinated Indenture does not provide for any right to accelerate the payment of principal of the Subordinated Notes upon a default in payment of principal or interest or in the performance of any covenant or agreement in the Subordinated Notes or the Subordinated Indenture, or upon a default in the payment or acceleration of other indebtedness of Wells Fargo. In the case of a default in the payment of principal or interest, the Trustee, subject to certain limitations and conditions, may institute judicial proceedings to enforce payment of such principal or interest (Section 6.02 of the Subordinated Indenture).

  Each Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the holders of Notes issued under such Indenture before proceeding to exercise any right or power under the Indenture at the request of such holders (Section 7.02). Each Indenture also provides that the holders of a majority in principal amount of the outstanding Notes issued thereunder of all series affected (voting as one class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Notes of such series (Section 6.06).

  Each Indenture contains a covenant that Wells Fargo will file annually with the Trustee a certificate as to the absence of any default or specifying any default that exists (Section 4.06).

MODIFICATION OF THE INDENTURE AND WAIVER

  Each Indenture contains provisions permitting Wells Fargo and the Trustee, with the consent of the holders of not less than 66 2/3% in principal amount of the Notes of all series then outstanding under such Indenture affected by such supplemental indenture (voting as one class), to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of such Indenture or modifying the rights of the holders of Notes of each such series, except that no such supplemental indenture may (i) extend the fixed maturity of any Notes, or reduce the rate or extend the time of payment of any interest thereon or on any overdue principal amount, or reduce the principal amount thereof, or reduce any amount payable upon any redemption thereof, or change the currency of payment of principal of or any interest thereon or on any overdue principal amount, without the consent of the holder of each Note so affected, or (ii) reduce the aforesaid percentage of Notes, the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of all outstanding Notes under such Indenture (Section 10.02).

  Each Indenture provides that Wells Fargo may omit in any particular instance to comply with any covenant or condition specifically contained in such Indenture for the benefit of one or more series of Notes (including in the case of the Senior Indenture, the covenant described above under "Limitation on Sale or Issuance of Capital Stock or Convertible Securities of, and Merger or Sale of Assets by, the Bank") if before the time for such compliance the holders of a majority in principal amount of the Notes of all series then outstanding under such Indenture, and, in the case of the Subordinated Indenture, affected by the omission (voting as one class) waive such compliance in such instance, but such waiver shall not extend to or affect such covenant or condition except to the extent so expressly waived (Section
4.08 of the Senior Indenture and Section 4.07 of the Subordinated Indenture).

CONSOLIDATION, MERGER AND SALE OF ASSETS

  Each Indenture provides that Wells Fargo may not merge or consolidate or sell or convey all or substantially all of its assets unless the successor corporation (if other than Wells Fargo) is a domestic corporation, assumes Wells Fargo's obligations under such Indenture and on the Notes issued under such Indenture, and, after giving effect to such transaction, Wells Fargo or the successor corporation would not be in default under such Indenture (Section 11.01).

CONCERNING THE TRUSTEES

  The Chase Manhattan Bank (formerly known as Chemical Bank) is the successor Trustee under the Senior Indenture. Notices to the Senior Trustee should be directed to The Chase Manhattan Bank, Corporate Trust Department, 450 West 33rd Street, New York, New York 10001, Attention: Vice President. Wells Fargo and the Bank maintain deposit accounts and conduct other banking transactions with the Senior Trustee in the ordinary course of business. Marine Midland Bank is the Trustee under the Subordinated Indenture. Notices to the Subordinated Trustee should be directed to Marine Midland Bank, 140 Broadway, New York, New York 10015, Attention: Vice President--Corporate Trust Administration. The Bank has entered into correspondent banking relationships with the Subordinated Trustee and with its corporate parent, The Hong Kong and Shanghai Banking Corporation Limited ("HSBC"), involving various banking transactions in the ordinary course of business. As part of their relationship, the Bank and HSBC have an arrangement providing for the referral of customers to each other. Wells Fargo and the parent of HSBC established a jointly owned trade bank called Wells Fargo HSBC Trade Bank.

                        DESCRIPTION OF PREFERRED STOCK

  The following description of Preferred Stock sets forth certain general terms and provisions of the series of Preferred Stock to which any Prospectus Supplement may relate. The specific terms of a particular series of Preferred Stock will be described in the Prospectus Supplement relating to such series of Preferred Stock. If so indicated in the Prospectus Supplement relating thereto, the terms of any such series of Preferred Stock may differ from the terms set forth below. The description of Preferred Stock set forth below and the description of the terms of a particular series of Preferred Stock set forth in the Prospectus Supplement relating thereto do not purport to be complete and are qualified in their entirety by reference to Wells Fargo's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and the Certificate of Designation relating to such series of Preferred Stock, which are filed or incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part.

GENERAL

  Wells Fargo is authorized to issue 25,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the specific number of shares, title, liquidation preference of each share, issue price, dividend rate or rates (or method of calculation), dividend periods, dividend payment dates, any redemption or sinking fund provisions, any conversion provisions and any other specific terms of any series without any further action by stockholders of Wells Fargo unless action is required by applicable laws or regulations or by the terms of other outstanding preferred stock. As of the date of this Prospectus, Wells Fargo had two series of Preferred Stock outstanding consisting of 1,500,000 shares of Adjustable Rate Cumulative Preferred Stock, Series B ("Adjustable Rate Preferred Stock") and 4,000,000 shares of Fixed/Adjustable Rate Noncumulative Preferred Stock, Series H ("Series H Preferred Stock"). Each outstanding series of Preferred Stock has a liquidation preference of $50 per share. See "Description of Capital Stock--Existing Preferred Stock." Unless otherwise specified in the Prospectus Supplement relating thereto, the shares of each series of Preferred Stock will rank on a parity as to dividends and distributions of assets with each other and with the Adjustable Rate Preferred Stock and the Series H Preferred Stock.

  The Prospectus Supplement will set forth the following specific terms regarding the series of Preferred Stock offered thereby: (i) the designation, number of shares and liquidation preference per share; (ii) the initial public offering price; (iii) the dividend rate or rates, or the method of determining the dividend rate or rates; (iv) the index, if any, upon which the amount of dividends, if any, is determined; (v) the dates on which dividends, if any, will accrue and be payable and the designated record dates for determining the holders entitled to such dividends; (vi) any redemption or sinking fund provisions; (vii) any conversion or exchange provisions; (viii) whether Wells Fargo has elected to offer Depositary Shares as described under "Description of Depositary Shares"; (ix) provisions for issuance of global securities; (x) the currency (which may be composite currency) in which payment of dividends, if any, shall be payable if other than United States dollars; (xi) voting rights, if different from those described under "Description of Preferred Stock--Voting Rights"; and (xii) any additional terms, preferences or rights.

  As described under "Description of Depositary Shares," Wells Fargo may, at its option, elect to offer depositary shares ("Depositary Shares") evidenced by depositary receipts ("Depositary Receipts"), each representing a fractional interest (to be specified in the Prospectus Supplement relating to the particular series of the Preferred Stock) in a share of the particular series of the Preferred Stock issued and deposited with a Depositary (as defined below).

  Under regulations adopted by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), if the holders of shares of any series of preferred stock of Wells Fargo become entitled to vote for the election of directors because the Board of Directors of Wells Fargo has failed to declare or pay dividends on such series (see "Description of Preferred Stock Voting Rights"), such series may then be deemed a class of "voting securities" and a holder of 25 percent or more of such series (or a holder of five percent or more if it otherwise exercises a "controlling influence" over Wells Fargo) may then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act of 1956, as amended. In addition, at such time as such series is deemed a class of voting securities, any other bank holding company may be required to obtain the prior approval of the Federal Reserve Board to acquire five percent or more of such series and any person other than a bank holding company may be required to obtain the prior approval of the Federal Reserve Board to acquire ten percent or more of such series.

  The shares of Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.

  The transfer agent, registrar, dividend disbursing agent and redemption agent for the Preferred Stock will be specified in the Prospectus Supplement relating thereto.

DIVIDENDS

  The holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of Wells Fargo, out of funds legally available therefor, cumulative or noncumulative cash or other dividends at such rate or rates and on such dates as will be set forth in the Prospectus Supplement relating to such series. Such rates may be fixed or variable or both. If variable, the formula used for determining the dividend rate for each dividend period will be set forth in the Prospectus Supplement. Dividends will be payable to the holders of record as they appear on the stock books of Wells Fargo on such record dates as will be fixed by the Board of Directors of Wells Fargo and specified in the Prospectus Supplement. If the Board of Directors of Wells Fargo fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are noncumulative ("Noncumulative Preferred Stock"), then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and Wells Fargo will have no obligation to pay a dividend for such period, whether or not dividends on such series are declared payable on any future dividend payment dates.

  No dividends may be declared in respect of any dividend period on any other series or class of preferred stock ranking on a parity as to dividends with the Preferred Stock or Adjustable Rate Preferred Stock unless full cumulative dividends on all outstanding shares of each series of Preferred Stock on which dividends are cumulative and on the Adjustable Rate Preferred Stock shall have been paid in full or contemporaneously are declared and paid through the most recent dividend payment date, unless otherwise indicated in the Prospectus Supplement. In the event that full cumulative dividends on such Preferred Stock or Adjustable Rate Preferred Stock have not been declared and paid or set apart when due, Wells Fargo may not declare or pay any dividends on, or make other distributions on or make any payment on account of the purchase, redemption, or other retirement, of its Common Stock or any other stock of Wells Fargo ranking as to dividends or upon liquidation junior to such Preferred Stock or Adjustable Rate Preferred Stock (other than, in the case of dividends or distributions, dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, Common Stock or such other junior ranking stock), until full cumulative dividends on such Preferred Stock and Adjustable Rate Preferred Stock are made or set apart for payment, unless otherwise indicated in the Prospectus Supplement.

  When dividends are not paid in full upon any series of Preferred Stock, the Adjustable Rate Preferred Stock, the Series H Preferred Stock and any other preferred stock ranking on a parity therewith, all dividends declared or made upon shares of Preferred Stock, Adjustable Rate Preferred Stock, Series H Preferred Stock and any other series of preferred stock ranking on a parity therewith shall be declared pro rata so that the amount of dividends declared per share on Preferred Stock, Adjustable Rate Preferred Stock, Series H Preferred Stock and such other preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share (which, in the case of Noncumulative Preferred Stock and Series H Preferred Stock shall not include any accumulation in respect of unpaid dividends for prior dividend periods) on shares of each series of the Preferred Stock, Adjustable Rate Preferred Stock, Series H Preferred Stock and such other preferred stock bear to each other. No interest shall be payable in respect of any dividend payment which may be in arrears unless otherwise indicated in the Prospectus Supplement.

REDEMPTION

  The shares of any series of Preferred Stock may be redeemable at the option of Wells Fargo and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon the terms, on the date or dates and at the redemption price or prices set forth in the Prospectus Supplement relating to such series. If fewer than all shares of Preferred Stock are to be redeemed, the shares to be redeemed shall be selected by Wells Fargo pro rata or by lot, or by any other method determined by the Board of Directors to be equitable.

  Under regulations of the Federal Reserve Board, any perpetual preferred stock with a feature permitting redemption at the option of the issuer may qualify as capital only if the redemption is subject to prior approval of the Federal Reserve Board. Therefore, any redemption of Preferred Stock at the option of Wells Fargo will require the prior approval of the Federal Reserve Board in order for the Preferred Stock to qualify as capital for bank regulatory purposes.

  If any dividends on shares of any series of Preferred Stock are in arrears, no shares of Common Stock or shares of capital stock ranking junior to or on parity with the Preferred Stock shall be redeemed and no shares of such series of Preferred Stock shall be redeemed unless all outstanding shares of such series are simultaneously redeemed, and Wells Fargo shall not purchase or otherwise acquire any shares of such series; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of such series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of such series.

  Notice of redemption shall be given by mailing the same to each record holder of the shares to be redeemed, not less than 40 nor more than 70 days prior to the date fixed for redemption thereof (and, in the case of Adjustable Rate Preferred Stock and Series H Preferred Stock, not less than 30 nor more than 60 days' notice), to the respective addresses of such holders as the same shall appear on Wells Fargo's stock books. Each such notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price and the manner in which such redemption price is to be paid and delivered; (iv) the place or places where certificates for such shares of Preferred Stock are to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If fewer than all shares of any series of the Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares to be redeemed from such holder.

  If notice of redemption has been given, from and after the redemption date for the shares of the series of the Preferred Stock called for redemption (unless default shall be made by Wells Fargo in providing money for the payment of the redemption price of the shares so called for redemption), dividends on the shares of Preferred Stock so called for redemption will cease to accrue, any right to convert the shares of Preferred Stock will terminate, such shares will no longer be deemed to be outstanding, and all rights of the holders thereof as stockholders of Wells Fargo (except the right to receive the redemption price) will cease. Upon surrender in accordance with such notice of the certificates representing any shares so redeemed (properly endorsed or assigned for transfer, if the Board of Directors of Wells Fargo will so require and the notice shall so state), the redemption price set forth above will be paid out of funds provided by Wells Fargo. If fewer than all of the shares represented by any such certificate are redeemed, a new certificate will be issued representing the unredeemed shares without cost to the holder thereof.

LIQUIDATION PREFERENCE

  Upon any liquidation, dissolution or winding up of Wells Fargo, the holders of shares of each series of Preferred Stock and of Adjustable Rate Preferred Stock and Series H Preferred Stock shall be entitled to receive out of the assets of Wells Fargo available for distribution to stockholders, before any distribution of assets is made to or set apart for the holders of Common Stock or of any other shares of stock of Wells Fargo ranking as to such a distribution junior to the shares of such series, with respect to the Preferred Stock, an amount described in the Prospectus Supplement relating to such series of Preferred Stock, and with respect to Adjustable Rate Preferred Stock and Series H Preferred Stock, an amount equal to the liquidation value of such shares. See "Description of Capital Stock--Existing Preferred Stock." If, in any case of any such liquidation, dissolution or winding up of Wells Fargo, the assets of Wells Fargo or the proceeds thereof shall be insufficient to pay in full the amounts payable with respect to shares of each series of Preferred Stock and of Adjustable Rate Preferred Stock and Series H Preferred Stock and any other shares of stock of Wells Fargo ranking as to any such distribution on a parity therewith, the holders of shares of such series of Preferred Stock and of Adjustable Rate Preferred Stock and Series H Preferred Stock and of such other shares will share ratably in any such distribution of assets of Wells Fargo in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of shares of such series of Preferred Stock and of Adjustable Rate Preferred Stock and Series H Preferred Stock of the full preferential amounts to which they are entitled, the holders of shares of such series of Preferred Stock and of Adjustable Rate Preferred Stock and Series H Preferred Stock will not be entitled to any further participation in any distribution of assets by Wells Fargo, unless otherwise provided in the Prospectus Supplement. A consolidation or merger of Wells Fargo with one or more corporations shall not be deemed to be a liquidation, dissolution or winding up of Wells Fargo.

CONVERSION AND EXCHANGE

  The terms, if any, on which shares of any series of Preferred Stock are convertible into or exchangeable for Notes or Common Stock will be set forth in the Prospectus Supplement relating thereto. Such terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at the option of Wells Fargo, in which the number of shares of Common Stock to be received by the holders of Preferred Stock would be calculated according to the market price of Common Stock as of a time stated in the Prospectus Supplement.

VOTING RIGHTS

  Except as indicated below or in the Prospectus Supplement relating to a particular series of the Preferred Stock, or except as expressly required by applicable law, the holders of Preferred Stock will not be entitled to vote.

  On matters on which holders of such series and holders of any other series of Preferred Stock are entitled to vote as a single class, each full share of any series of the Preferred Stock shall be entitled to one vote. Therefore, the voting power of such series will depend on the number of shares in such series, not the liquidation preference or initial offering price of the shares of such series of the Preferred Stock. However, as more fully described under "Description of Depositary Shares," if Wells Fargo elects to provide for the issuance of Depositary Shares representing fractional interests in a share of a series of the Preferred Stock, the holders of each such Depositary Share will, in effect, be entitled through the Depositary to such fraction of a vote, rather than a full vote. To the extent the Depositary does not receive specific instructions from the holders of Depositary Shares relating to such Preferred Stock, it will vote such shares of Preferred Stock in accordance with the recommendation of Wells Fargo, unless otherwise indicated in the Prospectus Supplement.

  Whenever the Board of Directors shall have failed to declare and pay dividends on a series of Preferred Stock, Adjustable Rate Preferred Stock or Series H Preferred Stock for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters, the holders of such series of Preferred Stock, Adjustable Rate Preferred Stock or Series H Preferred Stock (voting as a class with all other affected series of Preferred Stock, Adjustable Rate Preferred Stock and Series H Preferred Stock ranking on a parity therewith either as to dividends or the distribution of assets upon liquidation and upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two of the authorized number of directors of Wells Fargo at the next annual meeting of stockholders and at each subsequent meeting until all dividends which the Board of Directors failed to declare or pay on such series of Preferred Stock, Adjustable Rate Preferred Stock or Series H Preferred Stock have been fully paid or set apart for payment. In addition, under such circumstances, certain holders of Preferred Stock, Adjustable Rate Preferred Stock and Series H Preferred Stock may become subject to regulation as a bank holding company. See "Description of Preferred Stock--General." The term of office of all directors elected by the holders of Preferred Stock, Adjustable Rate Preferred Stock and Series H Preferred Stock shall terminate immediately upon the termination of the right of the holders of Preferred Stock, Adjustable Rate Preferred Stock and Series H Preferred Stock to vote for directors.

  So long as any shares of Preferred Stock, Adjustable Rate Preferred Stock and Series H Preferred Stock remain outstanding, Wells Fargo shall not, without the consent of the holders of at least two-thirds of the shares of the affected series of Preferred Stock, Adjustable Rate Preferred Stock and Series H Preferred Stock outstanding at the time (voting separately as a class with all other affected series of Preferred Stock ranking on a parity with the affected series of Preferred Stock, Adjustable Rate Preferred Stock and Series H Preferred Stock), (i) authorize, create or issue, or increase the authorized amount of, any class or series of stock ranking prior to the affected series of Preferred Stock, Adjustable Rate Preferred Stock and Series H Preferred Stock as to dividends or upon liquidation; or (ii) amend, alter or repeal the provisions of Wells Fargo's Restated Certificate of Incorporation, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the affected series of Preferred Stock, Adjustable Rate Preferred Stock or Series H Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Common Stock or authorized Preferred Stock or the creation and issuance of other series of common stock or preferred stock ranking on a parity with or junior to the affected series of Preferred Stock, Adjustable Rate Preferred Stock or Series H Preferred Stock as to dividends and upon liquidation shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

                       DESCRIPTION OF DEPOSITARY SHARES

  The description set forth below and in any Prospectus Supplement of certain provisions of the Deposit Agreement (as defined below) and of the Depositary Shares and Depositary Receipts does not purport to be complete and is subject to, and qualified in its entirety by reference to, the form of Deposit Agreement and form of Depositary Receipts relating to each series of the Preferred Stock which are filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part.

GENERAL

  Wells Fargo may, at its option, elect to offer fractional interests in shares of Preferred Stock. The shares of any series of the Preferred Stock underlying the Depositary Shares will be deposited under a separate Deposit Agreement (the "Deposit Agreement") between Wells Fargo and a bank or trust company selected by Wells Fargo (the "Depositary"). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fractional interest in a share of Preferred Stock underlying such Depositary Share, to all the rights and preferences of the Preferred Stock underlying such Depositary Share (including dividend, voting, redemption, conversion and liquidation rights).

  The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement, each of which will represent the fractional interest in a share of a particular series of the Preferred Stock described in the Prospectus Supplement.

  Unless otherwise specified in the Prospectus Supplement, a holder of Depositary Shares is not entitled to receive the whole shares of Preferred Stock underlying the Depositary Shares.

DIVIDENDS AND OTHER DISTRIBUTIONS

  The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders on the relevant record date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and any balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

  In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of Wells Fargo, sell such property and distribute the net proceeds from such sale to such holders.

  The Deposit Agreement also contains provisions relating to the manner in which any subscription or similar rights offered by Wells Fargo to holders of the Preferred Stock shall be made available to holders of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

  If a series of the Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of the Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

  After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares. Any funds deposited by Wells Fargo with the Depositary for any Depositary Shares which the holders thereof fail to redeem shall be returned to Wells Fargo after a period of two years from the date such funds are so deposited.

VOTING

  Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and Wells Fargo will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. To the extent the Depositary does not receive specific instructions from the holders of Depositary Shares relating to such Preferred Stock, it will vote shares of Preferred Stock in accordance with the recommendation of Wells Fargo, unless otherwise indicated in the Prospectus Supplement.

AMENDMENT OF THE DEPOSIT AGREEMENT

  The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between Wells Fargo and the Depositary, provided, however, that any amendment which materially and adversely alters the rights of the existing holder of Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least a majority of the Depositary Shares then outstanding.

CHARGES OF DEPOSITARY

  Wells Fargo will pay all transfer and other taxes and governmental charges that arise solely from the existence of the depositary arrangements. Wells Fargo will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Shares will pay all other transfer and other taxes and governmental charges, and, in addition, such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

TAXATION

  Owners of Depositary Shares will be treated for Federal income tax purposes as if they were owners of the Preferred Stock represented by such Depositary Shares and, accordingly, will be entitled to take into account for Federal income tax purposes income and deductions to which they would be entitled if they were holders of such Preferred Stock. In addition, (i) no gain or loss will be recognized for Federal income tax purposes upon the withdrawal of Preferred Stock in exchange for Depositary Shares as provided in the Deposit Agreement, (ii) the tax basis of each share of Preferred Stock to an exchanging owner of Depositary Shares will, upon such exchange, be the same as the aggregate tax basis of the Depositary Shares exchanged therefor, and (iii) the holding period for shares of the Preferred Stock in the hands of an exchanging owner of Depositary Shares who held such Depositary Shares at the time of the exchange thereof for Preferred Stock will include the period during which such person owned such Depositary Shares.

MISCELLANEOUS

  Wells Fargo, or at the option of Wells Fargo, the Depositary, will forward to the holders of Depositary Shares all reports and communications from Wells Fargo which Wells Fargo is required to furnish to the holders of the Preferred Stock.

  Neither the Depositary nor Wells Fargo will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of Wells Fargo and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY; TERMINATION OF THE DEPOSIT AGREEMENT

  The Depositary may resign at any time by delivering to Wells Fargo notice of its election to do so, and Wells Fargo may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary will be appointed by Wells Fargo within 60 days after delivery of the notice of resignation or removal. The Deposit Agreement may be terminated at the direction of Wells Fargo or by the Depositary if a period of 90 days shall have expired after the Depositary has delivered to Wells Fargo written notice of its election to resign and a successor depositary shall not have been appointed. Upon termination of the Deposit Agreement, the Depositary will discontinue the transfer of Depositary Receipts, will suspend the distribution of dividends to the holders thereof, and will not give any further notices (other than notice of such termination) or perform any further acts under the Deposit Agreement except that the Depositary will continue to deliver Preferred Stock certificates together with such dividends and distributions and the net proceeds of any sales of rights, preferences, privileges or other property in exchange for Depositary Receipts surrendered. Upon request of Wells Fargo, the Depositary shall deliver all books, records, certificates evidencing Preferred Stock, Depositary Receipts and other documents respecting the subject matter of the Deposit Agreement to Wells Fargo.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  Wells Fargo is authorized to issue 150,000,000 shares of Common Stock, par value $5.00 per share, and 25,000,000 shares of preferred stock, par value $5.00 per share.

COMMON STOCK

  Holders of Common Stock are entitled to one vote for each share of Common Stock held. All outstanding shares of Common Stock are fully paid and nonassessable.

  Holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors out of funds legally available therefor subject to the limitations described below. In the event of liquidation, holders of the Common Stock are entitled to receive pro rata any assets distributable after payment of liabilities and the liquidation preference, if any, on any shares of Preferred Stock then outstanding. There are no conversion, preemptive or redemption rights of the Common Stock. The dividend rights and liquidation preferences relating to the preferred stock are superior to those relating to the Common Stock.

  The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York.

EXISTING PREFERRED STOCK

  As of the date of this Prospectus, Wells Fargo had two series of preferred stock outstanding, consisting of 1,500,000 shares of Adjustable Rate Cumulative Preferred Stock, Series B (the "Adjustable Rate Preferred Stock") and 4,000,000 shares of Fixed/Adjustable Rate Noncumulative Preferred Stock, Series H (the "Series H Preferred Stock"). Each of the Adjustable Rate Preferred Stock and Series H Preferred Stock has a liquidation preference of $50 per share. Unless full dividends on any series of Preferred Stock, Adjustable Rate Preferred Stock and Series H Preferred Stock have been paid, Wells Fargo may not declare dividends on or make any other payment in respect of any class of stock ranking junior to the Preferred Stock, Adjustable Rate Preferred Stock or Series H Preferred Stock, including Common Stock. Except as described below, if the Board of Directors fails to declare a dividend payable on a dividend payment date on Series H Preferred Stock, then the holders of Series H Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and Wells Fargo will have no obligation to pay a dividend for such period, whether or not dividends on Series H Preferred Stock are declared payable on any future dividend payment dates. Whenever the Board of Directors of Wells Fargo shall have failed to declare and pay dividends on any series of Preferred Stock, Adjustable Rate Preferred Stock or Series H Preferred Stock for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters, the holders of such series of Preferred Stock, Adjustable Rate Preferred Stock or Series H Preferred Stock (voting as a class with all other affected series of Preferred Stock ranking on a parity therewith either as to dividends or upon liquidation and upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two of the authorized number of directors of Wells Fargo (in the case of Series H Preferred Stock, the maximum number of authorized directors will be increased by two) at the next annual meeting of stockholders and at each subsequent meeting until all dividends which the Board of Directors failed to declare or pay on the affected series of Preferred Stock, Adjustable Rate Preferred Stock or Series H Preferred Stock have been fully paid or set apart for payment. The holders of Adjustable Rate Preferred Stock and Series H Preferred Stock have preference and priority over holders of any class of stock ranking junior to Adjustable Rate Preferred Stock and Series H Preferred Stock, including Common Stock, in the event of liquidation for payment of the liquidation preference of such Adjustable Rate Preferred Stock and Series H Preferred Stock plus an amount equal to all accrued and unpaid dividends thereon.

                             PLAN OF DISTRIBUTION

  Wells Fargo may offer and sell the Offered Securities to one or more underwriters for resale by them or through agents, or to investors directly. The Prospectus Supplement with respect to each series of Offered Securities will set forth the terms of the offering of the Offered Securities, including the name or names of any underwriters or agents, the purchase price of the Offered Securities and the net proceeds to Wells Fargo from such sale, any underwriting discounts, agency fees and other items constituting underwriters' or agents' compensation, any initial public offering price and any discounts or concessions allowed, reallowed or paid to dealers.

  If any underwriters are involved in the offer and sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the accompanying Prospectus Supplement, the obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Offered Securities described in such Prospectus Supplement if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  In connection with an offering of Offered Securities, underwriters may purchase and sell such Offered Securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities; and short positions created by underwriters involve the sale by underwriters of a greater number of Offered Securities than they are required to purchase from Wells Fargo in the offering. Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Offered Securities sold in the offering may be reclaimed by underwriters if such Offered Securities are repurchased by underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Offered Securities, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

  Underwriters and agents may be entitled, under agreements entered into with Wells Fargo, to indemnification by Wells Fargo against certain liabilities, including liabilities under the Securities Act.

  Employees of the Bank may act as finders of purchasers of Offered Securities. Their activities will be limited to contacting customers and informing them of the terms of the Offered Securities offered by Wells Fargo. Wells Fargo believes that such persons are not required to be registered as brokers or dealers under Section 3(a)(4) and 3(a)(5) of the Exchange Act since they are acting as employees on behalf of a bank.

                                LEGAL OPINIONS

  The legality of the Offered Securities offered hereby will be passed upon for Wells Fargo and for the underwriters, if any, and for the agents, if any, by counsel identified in the Prospectus Supplement.

                                    EXPERTS

  The consolidated financial statements of Wells Fargo as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997, incorporated by reference in Wells Fargo's Annual Report on Form 10-K for the year ended December 31, 1997 which is incorporated by reference herein and elsewhere in the Registration Statement, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of Norwest as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, incorporated by reference in Norwest's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated herein by reference, have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

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 No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Prospectus Supplement or the ac-companying Prospectus. You must not rely on any unauthorized information or representations. This Prospectus Supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in each of this Prospectus Supple-ment and the accompanying Prospectus is current only as of its date.

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                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                           Prospectus Supplement
Forward-Looking Statements.................................................  S-2
Use of Proceeds............................................................  S-2
Proposed Merger of Equals with Norwest.....................................  S-3
Dividend Policy............................................................  S-5
Wells Fargo & Company......................................................  S-5
Norwest Corporation........................................................  S-6
Selected Financial Data....................................................  S-7
Description of Common Stock................................................ S-11
Underwriting............................................................... S-12
Validity of Common Stock................................................... S-14
Experts.................................................................... S-14

                                Prospectus

Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
Wells Fargo & Company......................................................    3
Use of Proceeds............................................................    4
Ratio of Earnings to Fixed Charges.........................................    4
Description of Notes.......................................................    5
Description of Preferred Stock.............................................   11
Description of Depositary Shares...........................................   16
Description of Capital Stock...............................................   18
Plan of Distribution.......................................................   19
Legal Opinions.............................................................   20
Experts....................................................................   20

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                                2,500,000 Shares

                             WELLS FARGO & COMPANY

                                  Common Stock


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                                      LOGO

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                              GOLDMAN, SACHS & CO.

                           MORGAN STANLEY DEAN WITTER

                              SALOMON SMITH BARNEY

                             DAIN RAUSCHER WESSELS
                    A DIVISION OF DAIN RAUSCHER INCORPORATED

                      Representatives of the Underwriters


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